OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

THE COMPANY

1. Name of issuer: Pegasus Tel, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Lorenzo Luciano Piceni	n/a
Dates of Board Service:	9/15/2021 - Present	
Principal Occupation:	CEO	
Employer:	World Influencer Agency	
Dates of Service:	Feb. 2017 to Present	
Employer's principal business:	Promotes Companies	
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	President, Secretary, Treasurer and Director	
Dates of Service:	9/15/2021 - Present	

OFFERING STATEMENT

	1,000,000 Shares of Common Stock at $0.02 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	World Influencer Agency
Employer's principal business:	Promotes Companies
Title:	CEO
Dates of Service:	Feb. 2017 – Present
Responsibilities:	Online Influencer

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Lorenzo Luciano Piceni
Title:	Director, President, Secretary, Treasurer
Dates of Service:	9/15/2021 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	World Influencer Agency
Employer's principal	Promotes Companies
Title:	CEO
Dates of	Feb 2017 – Present
Responsibili	Online Influencer

OFFERING STATEMENT

1,000,000	Shares of Common Stock at $0.02 per Share		
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000,000**	**$20,000**	**$18,400**
Maximum Amount	**5,000,000**	**$100,000**	**$92,000**

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Lorenzo Luciano Piceni	2,445,000,000 Common Stock Shares 1,000,000 Preferred C Convertible Stock 2,436,453 Preferred C Convertible Stock	69.65% 100% 100%

.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Pegasus Tel, Inc will be acquiring Fortuna Ragazzi which is a Dutch holding company that was created specifically due to the recent COVID pandemic economic conditions in Europe and around the world. As a result of COVID many businesses in Europe were forced to shut down for a prolong period of time and as a result lost key skilled employees. The hospitality and entertainment industry, were particularly affected and got into serious economic troubles. This created unique opportunities to make acquisitions for triple A locations for restaurants and bars, in particularly in Amsterdam in the Netherlands at a fraction of the actual value. Many times, these establishments are willing to sell their establishment for release of their outstanding debts to their creditors, suppliers and landlords. Fortuna Ragazzi responds to this opportunity by taking over and consolidating these companies at a greatly reduced price. Many times creditors, suppliers and landlords are willing to compromise a large percentage of what is owed to them in exchange for a solid management team that is adequately financed especially since the future of COVID is unpredictable.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

OFFERING STATEMENT

	1,000,000	Shares of Common Stock at $0.02 per Share	
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

Risks Relating to Our Securities

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "PTEL" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's

OFFERING STATEMENT

	1,000,000	**Shares of Common Stock at $0.02 per Share**	
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000,000**	**$20,000**	**$18,400**
Maximum Amount	**5,000,000**	**$100,000**	**$92,000**

account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Delaware Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

 Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Delaware Revised Statutes and our Bylaws as authorized by the Delaware Revised Statutes. Specifically, Section 78.138 of the Delaware Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors' and officers' protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against

FP: truCrowd

Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial conditions, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please Only Invest What You Can Afford to Lose

Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	1,000,000 Shares of Common Stock at $0.02 per Share		
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

THE OFFERING

1.   What is the purpose of this offering?

To support expansion.

2.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$20,000.00**	**$100,000.00**
Less: Portal Success Fee of 8%	$1,600.00	$8,000.00
Net Proceeds	**$18,400.00**	**$92,000.00**
Use of Net Proceeds		
Marketing	$11,960.00	$59,800.00
Legal and Accounting	$1,840.00	$9,200.00
General Operating Capital	$4,600.00	$23,000.00
Total Use of Net Proceeds	**$18,400.00**	**$92,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

3.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company's stock transfer is Action Stock Transfer Corporation to transfer the Securities to the n e w l y acquired security holders.

4.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

OFFERING STATEMENT

1,000,000	Shares of Common Stock at $0.02 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

5. Describe the terms of the securities being offered.

   Common share offered at $0.02 in the par value of $0.0001

6. Do the securities offered have voting rights? ☑ Yes ☐ No

7. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

8. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

   (1)   to the issuer;
   (2)   to an accredited investor;
   (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
   (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

9.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other
Preferred Stock (list each class in order of preference):					
	10,000,000				
Series C Convertible Preferred Stock		1,000,000	Yes ☑	No ☐	Yes ☑ No ☐ Specify: The Series C Preferred Stock has 20,000 to 1 voting
Series D Convertible Preferred Stock		2,436,453	Yes ☑	No ☐	Yes ☐ No ☑ Specify: The Series D Preferred Stock has 1 Share = 1 Vote
Common Stock:					
Common Stock	19,990,000,000	3,510,496,677	Yes ☑	No ☐	Yes ☐ No ☑ Specify: 1 Share = 1 Vote

10.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The control shareholder has total control of the Company. Any new shareholders have limited actual power other than as available by law to protect minority shareholders.

11.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

12.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

13.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Company has elected to use the Future Maintainable Earnings Valuation which is based on profitability of the business determining its value today.

14.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

15.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
    Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
    The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
    As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
    The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

FP: ⬤ truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	1,000,000 Shares of Common Stock at $0.02 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

16. Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Maturity Date	Other Material Terms
Related Party Notes Payable	10,202	Due on Demand	

17. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

18. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

NONE

FINANCIAL CONDITION OF THE ISSUER

19. Does the issuer have an operating history?   ☑ Yes ☐No

20. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Financial Condition - Liquidity and Capital Resources.. The Company has zero cash in the bank and has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The company intends to raise additional funds through equity financing As of December 31, 2021, the Company had no revenues and an accumulated deficit of $384,296.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Pegasus Tel, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pegasus Tel, Inc. (the "Company") as of December 31, 2021 and 2020, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2022
Lakewood, CO
September 22, 2022

PEGASUS TEL, INC.

CONDENSED FINANCIAL STATEMENTS
(Audited)

For the Year Ended December 31, 2021


PEGASUS TEL, INC.
CONSOLIDATED BALANCE SHEETS
(Audited)


	December 31,	
	2021	**2020**
ASSETS		
TOTAL ASSETS	$ -	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Related Party Notes Payable	$ 10,202	$ -
TOTAL CURRENT LIABILITIES	10,202	-
TOTAL LIABILITIES	10,202	-
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred Stock, Series C Convertible 1,000,000 shares authorized; $0.0001 par value,		
1,000,000 shares issued and outstanding respectively	100	100
Preferred Stock, Series D Convertible 10,000,000 shares authorized; $0.0001 par value,	244	244
2,436,453 shares issued and outstanding		
Common Stock, 19,990,000,000 shares authorized; $0.0001 par value, 3,510,496,677		
shares issued and outstanding	351,050	351,050
Additional Paid-In Capital	22,700	22,700
Accumulated deficit	(384,296)	(374,094)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(10,202)	-
TOTAL LIABILITITIES AND STOCKHOLDERS EQUITY (DEFICIT)	$ -	$ -


The accompanying notes are an integral part of these financial statements.


PEGASUS TEL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Audited)

	For the Years Ended December 31,		
	2021		**2020**
REVENUES			
Revenues, net	$ -	$	-
Total Revenues	-		-
EXPENSES			
Operating expenses			
General and administrative	10,202		-
Total operating expenses	10,202		-
Operating loss	(10,202)		-
Loss on issuance of stock for debt	-		-
Gain on debt foregiveness	-		-
Total other income (expenses)	-		-
Net loss before taxes	(10,202)		-
Provision for income taxes	-		-
NET LOSS	$ (10,202)	$	-
Net loss per share (basic and diluted)	$ (0.00)	$	-
Weighted average shares outstanding	3,510,496,677		3,510,496,677

The accompanying notes are an integral part of these financial statements.

PEGASUS TEL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

For the Years Ended December 31, 2021 and 2020

(Audited)

	Preferred Stock C		Preferred Stock D		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount			Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2019	1,000,000	$ 100	2,436,453	$ 244	3,510,496,677	$351,050	$ 22,700	$ (374,094)	$ -
Net income for the year ended December 31, 2020	-	-	-	-	-	-	-	-	-
Balance at December 31, 2020	1,000,000	100	2,436,453	244	3,510,496,677	351,050	22,700	(374,094)	$ -
Net income for the year ended December 31, 2021	-	-	-	-	-	-	-	(10,202)	(10,202)
Balance at December 31, 2021	1,000,000	$ 100	$ 2,436,453	$ 244	3,510,496,677	$351,050	$ 22,700	$ (384,296)	$ (10,202)

The accompanying notes are an integral part of these financial statements

<p style="text-align:center">**PEGASUS TEL, INC.**</p>
<p style="text-align:center">**STATEMENTS OF CASH FLOWS**</p>
<p style="text-align:center">**(Audited)**</p>

	For the Years Ended December 31,	
	2021	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income for the year	$ (10,202)	$ -
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation	-	-
Accounts payable	-	-
Net cash used in operating activities	(10,202)	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net Cash Provided by Financing Activities	-	-
Net (Decrease) Increase in Cash	-	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:`		
Cash paid during the year for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

<p style="text-align:center">The accompanying notes are an integral part of these financial statements.</p>

PEGASUS TEL, INC.
NOTES TO FINANCIAL
STATEMENTS
(Audited)

1. ORGANIZATION AND BUSINESS BACKGROUND

Pegasus Tel, Inc. (the "Company") was incorporated in the State of Delaware on February 19, 2002. The company originally was focused on providing outdoor payphones and telecommunications services. On March 21, 2012, the Company signed an acquisition agreement with Total-Invest International B.V. a Dutch limited liability company located in Amsterdam in the Netherlands to buy 100% of the outstanding stock of Blue Bull Ventures B.V for 2,436,453 series D preferred shares which are convertible to 20,000 common shares for each Series D Preferred Stock outstanding. The Company further issued an aggregate of 1,000,000 shares of Series C Preferred Stock to Total-Invest B.V. pursuant to a Securities Purchase Agreement which are convertible to 10 common shares for each Series C Preferred Stock outstanding. The series C preferred stock has voting rights of 350 times that number of votes on all matters submitted to shareholders and can be converted into 10 times the amount of common shares. The Company is in the development stage, and has not commenced planned principal operations since 2012.

Going Concern

These unaudited financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. As of December 31, 2021, the Company had no revenues and an accumulated deficit of $384,296. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company's ability to continue as a going concern for a period of one year from the issuance of these consolidated financial statements. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Basis of consolidation

The unaudited consolidated financial statements include the financial statements of Pegasus Tel, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include valuing equity securities issued in share-based payment arrangements, determining the fair value of our common stock, the collectability of accounts receivable and deferred taxes and related valuation allowances. Certain of our estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to our industry, and general economic conditions. It is possible that these external factors could have an effect on our estimates that could cause actual results to differ from our estimates. We re-evaluate all of our accounting estimates at least quarterly based on these conditions and record adjustments when necessary.

Accounts receivable and allowance for doubtful accounts

Accounts receivable consists of amounts due from customers. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on management's assessment of known requirements, aging of receivables, payment history, the customer's current credit worthiness and the economic environment.

Inventories

Inventories include direct materials, labor and factory overhead and are stated at lower of cost or market value, cost being determined on a first-in, first-out basis. The Company periodically reviews historical sales activity to determine excess, slow moving items and potentially obsolete items and also evaluates the impact of any anticipated changes in future demand. TheCompany provides inventory allowances based on excess and obsolete inventories.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values. Property, plant and equipment are depreciated over their estimated useful lives as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciable life	
Buildings	6-50 years
Plant and machinery	10 years
Office equipment	7 years
Motor vehicles	7 years
Computer equipment	3 years

Goodwill and intangible assets

We account for business combinations in accordance with current authoritative guidance, which requires that the acquisition method of accounting be used for all business combinations. It requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill.

Furthermore, it requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. No impairment of intangibles has been identified since the date of acquisition.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. The company generally seeks the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In the opinion of management, there was no impairment for the year ended December 31, 2021.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. In the opinion of management, there has been no impairment for the period ended December 31, 2021.

Investments

The Company accounts for non-marketable investments using the equity method of accounting if the investment gives us the ability to exercise significant influence over, but not control of, an investee. Significant influence generally exists if the Company has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. The Company records its share of the investee's earnings or losses in earnings (losses) from unconsolidated entities, net of income taxes in the accompanying consolidated statements of operations. The Company evaluates it equity method investment for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such investment may have experienced other than temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary value, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment. In the opinion of management, there was no impairment for the period ended December 31, 2021.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

Net income per share

Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

Stock-Based Compensation

We recognize compensation expense for stock-based compensation in accordance with ASC Topic 718. For employee stock-based awards, we calculate the fair value of the award on the date of grant using the Black-Scholes method for stock options and the quoted price of our common stock for unrestricted shares; the expense is recognized over the service period for awards expected to vest. For non-employee stock-based awards, we calculate the fair value of the award on the date of grant in the same manner as employee awards, however, the awards are revalued at the end of each reporting period and the pro rata compensation expense is adjusted accordingly until such time the nonemployee award is fully vested, at which time the total compensation recognized to date

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

equals the fair value of the stock-based award as calculated on the measurement date, which is the date at which the award recipient's performance is complete. The estimation of stock- based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Fair value of financial instruments

We have adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at historical cost basis, which approximates fair values because of the short-term maturing of these instruments. The carrying amounts of our short- and long-term credit obligations approximate fair value because the effective yields on these obligations, which include contractual interest rates which are comparable to rates of returns for instruments of similar credit risk and because of the short-term maturity of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

3. SUBSEQUENT EVENTS

None,

Form 1120
U.S. Corporation Income Tax Return

Department of the Treasury
Internal Revenue Service

For calendar year 2021 or tax year beginning **January 1**, 2021, ending **December 31**, 20 **21**

▶ Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2021

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached

TYPE OR PRINT

Name: **Pegasus Tel, Inc.**

Number, street, and room or suite no. If a P.O. box, see instructions.
Bloemendaalseweg 69

City or town, state or province, country, and ZIP or foreign postal code
Bloemendaalseweg, Netherlanda 2061

B Employer identification number
41-2039686

C Date incorporated
02/19/2002

D Total assets (see instructions)
$ 0

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a	0
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a	1c	0
2	Cost of goods sold (attach Form 1125-A)	2	0
3	Gross profit. Subtract line 2 from line 1c	3	0
4	Dividends and inclusions (Schedule C, line 23)	4	
5	Interest	5	
6	Gross rents	6	
7	Gross royalties	7	
8	Capital gain net income (attach Schedule D (Form 1120))	8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	
10	Other income (see instructions—attach statement)	10	0
11	**Total income.** Add lines 3 through 10 ▶	11	0

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) ▶	12	
13	Salaries and wages (less employment credits)	13	
14	Repairs and maintenance	14	
15	Bad debts	15	
16	Rents	16	
17	Taxes and licenses	17	
18	Interest (see instructions)	18	
19	Charitable contributions	19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	
21	Depletion	21	
22	Advertising	22	
23	Pension, profit-sharing, etc., plans	23	
24	Employee benefit programs	24	
25	Reserved for future use	25	
26	Other deductions (attach statement)	26	10,202
27	**Total deductions.** Add lines 12 through 26 ▶	27	10,202
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	28	(10,202)
29a	Net operating loss deduction (see instructions)	29a	
b	Special deductions (Schedule C, line 24)	29b	
c	Add lines 29a and 29b	29c	0

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	(10,202)
31	Total tax (Schedule J, Part I, line 11)	31	0
32	Reserved for future use	32	
33	Total payments and credits (Schedule J, Part III, line 23)	33	
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐	34	
35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed	35	0
36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid	36	
37	Enter amount from line 36 you want: **Credited to 2022 estimated tax** ▶ **Refunded** ▶	37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _Signature of officer_ _____ Date _____ ▶ Title _____

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN

Firm's name ▶ | Firm's EIN ▶

Firm's address ▶ | Phone no.

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 11450Q Form **1120** (2021)

Dividends, Inclusions, and Special Deductions (see instructions)	**(a)** Dividends and inclusions	**(b)** %	**(c)** Special deductions **(a)** × **(b)**
1 Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2 Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3 Dividends on certain debt-financed stock of domestic and foreign corporations . .		See instructions	
4 Dividends on certain preferred stock of less-than-20%-owned public utilities . . .		23.3	
5 Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6 Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .		50	
7 Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .		65	
8 Dividends from wholly owned foreign subsidiaries		100	
9 **Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10 Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11 Dividends from affiliated group members		100	
12 Dividends from certain FSCs		100	
13 Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14 Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15 Reserved for future use			
16a Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17 Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992) . .			
18 Gross-up for foreign taxes deemed paid			
19 IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20 Other dividends			
21 Deduction for dividends paid on certain preferred stock of public utilities			
22 Section 250 deduction (attach Form 8993)			
23 **Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24 **Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Form **1120** (2021)

Schedule J	**Tax Computation and Payment** (see instructions)

Part I—Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐		
2	Income tax. See instructions	**2**	0
3	Base erosion minimum tax amount (attach Form 8991)	**3**	
4	Add lines 2 and 3	**4**	0
5a	Foreign tax credit (attach Form 1118)	**5a**	
b	Credit from Form 8834 (see instructions)	**5b**	
c	General business credit (attach Form 3800)	**5c**	
d	Credit for prior year minimum tax (attach Form 8827)	**5d**	
e	Bond credits from Form 8912	**5e**	
6	**Total credits.** Add lines 5a through 5e	**6**	
7	Subtract line 6 from line 4	**7**	0
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**	
9a	Recapture of investment credit (attach Form 4255)	**9a**	
b	Recapture of low-income housing credit (attach Form 8611)	**9b**	
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	**9c**	
d	Interest due under the look-back method—income forecast method (attach Form 8866)	**9d**	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**	
f	Interest/tax due under section 453A(c) and/or section 453(l)	**9f**	
g	Other (see instructions—attach statement)	**9g**	
10	**Total.** Add lines 9a through 9g	**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	**11**	0

Part II—Reserved For Future Use

12	Reserved for future use	**12**	

Part III—Payments and Refundable Credits

13	2020 overpayment credited to 2021	**13**	
14	2021 estimated tax payments	**14**	
15	2021 refund applied for on Form 4466	**15**	( )
16	Combine lines 13, 14, and 15	**16**	
17	Tax deposited with Form 7004	**17**	
18	Withholding (see instructions)	**18**	
19	**Total payments.** Add lines 16, 17, and 18	**19**	
20	Refundable credits from:		
a	Form 2439	**20a**	
b	Form 4136	**20b**	
c	Reserved for future use	**20c**	
d	Other (attach statement—see instructions)	**20d**	
21	**Total credits.** Add lines 20a through 20d	**21**	
22	Reserved for future use	**22**	
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33	**23**	0

Schedule K　Other Information (see instructions)

		Yes	No
1	Check accounting method: **a** ☐ Cash　**b** ☑ Accrual　**c** ☐ Other (specify) ▶ --------------------------------		
2	See the instructions and enter the:		
a	Business activity code no. ▶ ------------------------------- **None** ----------------------------------		
b	Business　　　　　　　　activity　　　　　　　　▶　　　　　　**None**		
	---　**c**　Product or service ▶ **None** -----------		✔
3	Is the corporation a subsidiary in an affiliated group or a parent—subsidiary controlled group?		
	If "Yes," enter name and EIN of the parent corporation ▶ --------------------------------------		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		✔
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .	✔	
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions.		✔

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions.		✔
	If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316		✔
	If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? .	✔	
	For rules of attribution, see section 318. If "Yes," enter:		
	(a) Percentage owned ▶ -------------- **69.65** and **(b)** Owner's country ▶ **Netherlands**		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ -------------- **1** --------------		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ▶ ☐		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ --------------------------		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ -------------- **228** --------------		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ▶ ☐		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) . . . . ▶ $　　　　　　　**0**		

Schedule K	Other Information *(continued from page 4)*		

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	✔	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____ 0		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		✔
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2021 that would require it to file Form(s) 1099?		✔
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		✔
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		✔
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		✔
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		✔
20	Is the corporation operating on a cooperative basis?.		✔
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		✔
	If "Yes," enter the total amount of the disallowed deductions ▶ $ _____		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		✔
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		✔
24	Does the corporation satisfy one or more of the following? See instructions		✔
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		✔
	If "Yes," enter amount from Form 8996, line 15 . . . . . ▶ $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		✔
	Percentage: By Vote By Value		

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	**(a)**	**(b)**	**(c)**	**(d)**
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: **a** Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1   Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year not included on this return (itemize):	
2	Federal income tax per books			Tax-exempt interest $	
3	Excess of capital losses over capital gains				
4	Income subject to tax not recorded on books this year (itemize):				
			8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		a	Depreciation $	
a	Depreciation $		b	Charitable contributions $	
b	Charitable contributions $				
c	Travel and entertainment . $		9	Add lines 7 and 8	
			10	Income (page 1, line 28)—line 6 less line 9	

Schedule M-2   Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year		5	Distributions: **a** Cash	
2	Net income (loss) per books			**b** Stock	
3	Other increases (itemize):			**c** Property	
			6	Other decreases (itemize):	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

Form **5472**

(Rev. December 2021)

Department of the Treasury
Internal Revenue Service

Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business

(Under Sections 6038A and 6038C of the Internal Revenue Code)

► Go to *www.irs.gov/Form5472* for instructions and the latest information.

For tax year of the reporting corporation beginning **January 1** , **2021** , and ending **December 31** , **2021**

Note: Enter all information in English and money items in U.S. dollars.

OMB No. 1545-0123

Part I	**Reporting Corporation** (see instructions). All reporting corporations must complete Part I.

1a Name of reporting corporation

Pegasus Tel, Inc.

1b Employer identification number
41-2039686

Number, street, and room or suite no. (If a P.O. box, see instructions.)

Bloemendaalseweg 69

1c Total assets

City or town, state, and ZIP code (If a foreign address, see instructions.)

Bloemendaalseweg, Netherlanda 2061

$

1d Principal business activity ► **None**

1e Principal business activity code ►

1f Total value of gross payments made or received reported on **this** Form 5472. See instructions.

$ **0**

1g Total number of Forms 5472 filed for the tax year

1

1h Total value of gross payments made or received reported on **all** Forms 5472. See instructions.

$ **0**

1i Check here if this is a consolidated filing of Form 5472 . . . ► ☐

1j Check here if this is the initial year for which the U.S. reporting corporation is filing a Form 5472 . . . . . ► ☑

1k Total number of Parts VIII attached to Form 5472

0

1l Country of incorporation

USA

1m Date of incorporation

02/19/2002

1n Country(ies) under whose laws the reporting corporation files an income tax return as a resident

USA

1o Principal country(ies) where business is conducted

USA

2 Check here if, at any time during the tax year, any foreign person owned, directly or indirectly, at least 50% of **(a)** the total voting power of all classes of the stock of the reporting corporation entitled to vote, or **(b)** the total value of all classes of stock of the reporting corporation ► ☑

3 Check here if the reporting corporation is a foreign-owned domestic disregarded entity (foreign-owned U.S. DE) treated as a corporation for purposes of section 6038A. See instructions . . . . ► ☐

Part II	**25% Foreign Shareholder** (see instructions)

Check here if any direct (or ultimate indirect) 25% foreign shareholder listed in Part II is a surrogate foreign corporation under section 7874(a)(2)(B). ► ☐

4a Name and address of direct 25% foreign shareholder

Loenzo Luciano Piceni, Bloemendaalseweg 69, Bloemendaalseweg, Netherlanda 2061

4b(1) U.S. identifying number, if any	**4b(2)** Reference ID number (see instructions)	**4b(3)** Foreign taxpayer identification number (FTIN), if any (see instructions)

4c Principal country(ies) where business is conducted	**4d** Country of citizenship, organization, or incorporation	**4e** Country(ies) under whose laws the direct 25% foreign shareholder files an income tax return as a resident
USA	**Netherlands**	**Netherlands**

5a Name and address of direct 25% foreign shareholder

5b(1) U.S. identifying number, if any	**5b(2)** Reference ID number (see instructions)	**5b(3)** FTIN, if any (see instructions)

5c Principal country(ies) where business is conducted	**5d** Country of citizenship, organization, or incorporation	**5e** Country(ies) under whose laws the direct 25% foreign shareholder files an income tax return as a resident

6a Name and address of ultimate indirect 25% foreign shareholder

6b(1) U.S. identifying number, if any	**6b(2)** Reference ID number (see instructions)	**6b(3)** FTIN, if any (see instructions)

6c Principal country(ies) where business is conducted	**6d** Country of citizenship, organization, or incorporation	**6e** Country(ies) under whose laws the ultimate indirect 25% foreign shareholder files an income tax return as a resident

7a Name and address of ultimate indirect 25% foreign shareholder

7b(1) U.S. identifying number, if any	**7b(2)** Reference ID number (see instructions)	**7b(3)** FTIN, if any (see instructions)

7c Principal country(ies) where business is conducted	**7d** Country of citizenship, organization, or incorporation	**7e** Country(ies) under whose laws the ultimate indirect 25% foreign shareholder files an income tax return as a resident

For Paperwork Reduction Act Notice, see instructions.

Cat. No. 49987Y

Form **5472** (Rev. 12-2021)

Part III	**Related Party** (see instructions). All reporting corporations must complete this question and the rest of Part III. Check applicable box: Is the related party a ☐ foreign person or ☐ U.S. person?

8a Name and address of related party

8b(1) U.S. identifying number, if any	**8b(2)** Reference ID number (see instructions)	**8b(3)** FTIN, if any (see instructions)

8c Principal business activity ▶   **8d** Principal business activity code ▶

8e Relationship—Check boxes that apply: ☐ Related to reporting corporation ☐ Related to 25% foreign shareholder ☐ 25% foreign shareholder

8f Principal country(ies) where business is conducted	**8g** Country(ies) under whose laws the related party files an income tax return as a resident

Part IV	**Monetary Transactions Between Reporting Corporations and Foreign Related Party** (see instructions) **Caution:** Part IV **must** be completed if the "foreign person" box is checked in the heading for Part III. If estimates are used, check here. ▶ ☐

9	Sales of stock in trade (inventory)	**9**	
10	Sales of tangible property other than stock in trade	**10**	
11	Platform contribution transaction payments received	**11**	
12	Cost sharing transaction payments received	**12**	
13a	Rents received (for other than intangible property rights)	**13a**	
b	Royalties received (for other than intangible property rights)	**13b**	
14	Sales, leases, licenses, etc., of intangible property rights (for example, patents, trademarks, secret formulas)	**14**	
15	Consideration received for technical, managerial, engineering, construction, scientific, or like services	**15**	
16	Commissions received	**16**	
17	Amounts borrowed (see instructions) **a** Beginning balance_____ **b** Ending balance or monthly average ▶	**17b**	
18	Interest received	**18**	
19	Premiums received for insurance or reinsurance	**19**	
20	Loan guarantee fees received	**20**	
21	Other amounts received (see instructions)	**21**	
22	**Total.** Combine amounts on lines 9 through 21	**22**	
23	Purchases of stock in trade (inventory)	**23**	
24	Purchases of tangible property other than stock in trade	**24**	
25	Platform contribution transaction payments paid	**25**	
26	Cost sharing transaction payments paid	**26**	
27a	Rents paid (for other than intangible property rights)	**27a**	
b	Royalties paid (for other than intangible property rights)	**27b**	
28	Purchases, leases, licenses, etc., of intangible property rights (for example, patents, trademarks, secret formulas)	**28**	
29	Consideration paid for technical, managerial, engineering, construction, scientific, or like services	**29**	
30	Commissions paid	**30**	
31	Amounts loaned (see instructions) **a** Beginning balance_____ **b** Ending balance or monthly average ▶	**31b**	
32	Interest paid	**32**	
33	Premiums paid for insurance or reinsurance	**33**	
34	Loan guarantee fees paid	**34**	
35	Other amounts paid (see instructions)	**35**	
36	**Total.** Combine amounts on lines 23 through 35	**36**	

Part V	**Reportable Transactions of a Reporting Corporation That Is a Foreign-Owned U.S. DE** (see instructions) Describe on an attached separate sheet any other transaction as defined by Regulations section 1.482-1(i)(7), such as amounts paid or received in connection with the formation, dissolution, acquisition, and disposition of the entity, including contributions to and distributions from the entity, and check here. ▶ ☐

Part VI	**Nonmonetary and Less-Than-Full Consideration Transactions Between the Reporting Corporation and the Foreign Related Party** (see instructions) Describe these transactions on an attached separate sheet and check here. ▶ ☐

Part VII Additional Information. All reporting corporations must complete Part VII.

37 Does the reporting corporation import goods from a foreign related party? ☐ Yes ☑ No

38a If "Yes," is the basis or inventory cost of the goods valued at greater than the customs value of the imported goods? ☐ Yes ☑ No

b If "Yes," attach a statement explaining the reason or reasons for such difference.

c If the answers to questions 37 and 38a are "Yes," were the documents used to support this treatment of the imported goods in existence and available in the United States at the time of filing Form 5472? ☐ Yes ☑ No

39 During the tax year, was the foreign parent corporation a participant in any cost sharing arrangement (CSA)? ☐ Yes ☑ No

40a During the tax year, did the reporting corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions ☐ Yes ☑ No

b If "Yes," enter the total amount of the disallowed deductions $

41a Does the reporting corporation claim a foreign-derived intangible income (FDII) deduction (under section 250) with respect to amounts listed in Part IV? ☐ Yes ☑ No

b If "Yes," enter the amount of gross income derived from sales, leases, exchanges, or other dispositions (but not licenses) of property to the foreign related party that the reporting corporation included in its computation of foreign-derived deduction eligible income (FDDEI). See instructions $

c If "Yes," enter the amount of gross income derived from a license of property to the foreign related party that the reporting corporation included in its computation of FDDEI. See instructions $

d If "Yes," enter the amount of gross income derived from services provided to the foreign related party that the reporting corporation included in its computation of FDDEI. See instructions $

42 Did the reporting corporation have any loan to or from the related party, to which the safe-haven rate rules of Regulations section 1.482-2(a)(2)(iii)(B) are applicable, and for which the reporting corporation used a rate of interest within the safe-haven range of Regulations section 1.482-2(a)(2)(iii)(B)(1) (100% to 130% of the AFR for the relevant term)? ☐ Yes ☑ No

43a Did the reporting corporation make at least one distribution or acquisition (as defined by Regulations section 1.385-3) during the tax year or, during the period beginning 36 months before the date of the respective acquisition or distribution and ending 36 months afterward, did the reporting corporation issue or refinance indebtedness owed to a related party? ☐ Yes ☑ No

b If the answer to question 43a is "Yes," provide the following.

(1) The amount of such distribution(s) and acquisition(s) $

(2) The amount of such related party indebtedness $

Part VIII Cost Sharing Arrangement (CSA)

Note: Complete a separate Part VIII for each CSA in which the reporting corporation was a participant during the tax year. Report all amounts in U.S. dollars. (See instructions.)

44 Provide a brief description of the CSA with respect to which this Part VIII is being completed.

45 During the course of the tax year, did the reporting corporation become a participant in the CSA? ☐ Yes ☑ No

46 Was the CSA in effect before January 5, 2009? ☐ Yes ☑ No

47 What was the reporting corporation's share of reasonably anticipated benefits for the CSA? %

48a Enter the total amount of stock-based compensation deductions claimed by the reporting corporation $

b Enter the total amount of deductions for the tax year for stock-based compensation that was granted during the term of the CSA and, at date of grant, is directly identified with, or reasonably allocable to, the intangible development activity under the CSA $

c Was there any stock-based compensation granted during the term of the CSA to individuals who performed functions in business activities that generate cost shared intangibles that was not treated as directly identified with, or reasonably allocable to, the intangible development activity? ☐ Yes ☑ No

49a Enter the total amount of intangible development costs for the CSA $

b Enter the amount of intangible development costs allocable to the reporting corporation based on the reporting corporation's reasonably anticipated benefits share $

Part IX Base Erosion Payments and Base Erosion Tax Benefits Under Section 59A (see instructions)

50 Amounts defined as base erosion payments under section 59A(d) $

51 Amount of base erosion tax benefits under section 59A(c)(2) $

52 Amount of total qualified derivative payments as described in section 59A(h) made by the reporting corporation $

53 Reserved for future use

Pegasus Tel, Inc.

CERTIFICATION

I, Lorenzo Luciano Piceni, certify that:

1. The financial statements of Pegasus Tel, Inc. included in this Form are true and complete in all material respects; and

2. The tax return information of Pegasus Tel, Inc. included in this Form reflects accurately the information reported on the tax return for Pegasus Tel, Inc. filed for the fiscal year ended December 31, 2021.

Director and President

September 22, 2022
Date

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000,000**	**$20,000**	**$18,400**
Maximum Amount	**5,000,000**	**$100,000**	**$92,000**

21. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	1,000,000 Shares of Common Stock at $0.02 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or

regulation there under? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable

principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject

of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐

Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for

obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	# Of Shares	Total Proceeds	Net Proceeds
1,000,000 Shares of Common Stock at $0.02 per Share			
Target Offering	**1,000,000**	**$20,000**	**$18,400**
Maximum Amount	**5,000,000**	**$100,000**	**$92,000**

OTHER MATERIAL INFORMATION

22.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

COVID Relief Disclosures

Offering Maximum

In reliance on Reg. CF Rule 201(bb) of this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $100,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.homelandtransport.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	1,000,000 Shares of Common Stock at $0.02 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	1,000,000	Shares of Common Stock at $0.02 per Share	
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

Exhibit A: SAMPLE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT

OFFERING STATEMENT

	# Of Shares	Total Proceeds	Net Proceeds
1,000,000	**Shares of Common Stock at $0.02 per Share**		
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	1,000,000 Shares of Common Stock at $0.02 per Share		
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000,000**	**$20,000**	**$18,400**
Maximum Amount	**5,000,000**	**$100,000**	**$92,000**

The Company:

Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

1. Subscription.
    1. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Common Stock (singular - the "Security" or plural - the "Securities"), of: **Pegasus Tel, Inc.**, a Delaware Corporation (the "Company"), at a purchase price of $0.02 (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in the Company bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.
    2. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
    3. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.
    4. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").
    5. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.
    6. The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000,000**	**$20,000**	**$18,400**
Maximum Amount	**5,000,000**	**$100,000**	**$92,000**

Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

1. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

1. Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	1,000,000	**Shares of Common Stock at $0.02 per Share**	
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

2. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

3. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefore in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

4. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

5. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

7. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

1,000,000	Shares of Common Stock at $0.02 per Share		
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000,000**	**$20,000**	**$18,400**
Maximum Amount	**5,000,000**	**$100,000**	**$92,000**

the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

8. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

9. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

1. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

2. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

3. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

4. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
    1. To the Company;
    2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
    3. As part of an offering registered under the Securities Act with the SEC; or
    4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.
5. Investment Limits. Subscriber represents that either:
    1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
    2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.
6. Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**
7. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

8. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

9. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

10. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Proxy.

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	1,000,000	**Shares of Common Stock at $0.02 per Share**	
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000,000**	**$20,000**	**$18,400**
Maximum Amount	**5,000,000**	**$100,000**	**$92,000**

single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Mailing Address: Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

DIGITAL: pegasus-tel.com

Attn: Lorenzo Luciano Piceni

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto

FP: truCrowd

Pegasus Tel, Inc.
Pegasus Tel, Inc.
Bloemendaalseweg 69
2061 CC Bloemendaal
Netherlands

OFFERING STATEMENT

	# Of Shares	Total Proceeds	Net Proceeds
	1,000,000 Shares of Common Stock at $0.02 per Share		
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.

1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

2. This Subscription Agreement is not transferable or assignable by Subscriber.

3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

4. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

5. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

6. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

7. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

8. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

9. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

10. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to

OFFERING STATEMENT

1,000,000 Shares of Common Stock at $0.02 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000,000	$20,000	$18,400
Maximum Amount	5,000,000	$100,000	$92,000

the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

12. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase the Security of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of common shares of the Security the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)   The aggregate purchase price (based on a purchase price of $0.005 per Security) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

Company Signature:

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

By: Pegasus Tel, Inc.

%%ISSUER_SIGNATURE%%